OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032904 10 4
(CUSIP Number)
Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morry F. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,558,840
	8	SHARED VOTING POWER 262,000
	9	SOLE DISPOSITIVE POWER 5,558,840
	10	SHARED DISPOSITIVE POWER 262,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by his father, George Rubin.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4% - Common* [25.8% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN

*    Based upon 14,092,689 common shares outstanding as of December 7, 2009, plus options/warrants to purchase 1,566,672 shares owned by Mr. Rubin.

**  Based upon 22,543,744 common shares outstanding after giving effect to the 14,092,695 common shares outstanding, assuming the conversion of 1,566,672 warrants and options owned by Mr. Rubin and 1,189,484 preferred shares outstanding with the voting rights of 6,884,377 shares.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 3 of 4 Pages

Item 1.  Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226.

Item 2.  Identity and Background

(a)	Morry F. Rubin

(b)	10801 Johnston Road, Suite 210, Charlotte, N.C. 28226

(c)	Chief Executive Officer of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.  Source and Amount of Funds or Other Consideration

Personal Funds – see Item 5(c).

Item 4.  Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Rubin is a director of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than those announced by the Issuer in previously Form 8-K filings made before the date hereof. However, Mr. Rubin, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer

(a) - (b)  As of December 7, 2009, the Issuer has outstanding 14,092,695 shares of Common Stock and 1,189,484 shares of Series 1 Preferred Stock with the voting rights of 6,884,377 common shares. Of the foregoing shares of Common Stock, the reporting person beneficially owns 5,820,840 shares of Common Stock (inclusive of outstanding options/warrants to purchase 1,566,672 shares, representing 37.4% of the outstanding Common Stock, and 25.8% of the voting capital stock. The reporting person has the sole power to dispose and vote of 5,558,840 shares of Common Stock owned by him. Mr. Rubin’s wife and his father, George Rubin, have the shared power to vote and dispose of 262,000 shares held in trusts for the benefit of minor children of Morry F. Rubin and his sister.

(c) On December 7, 2009, Mr. Rubin purchased from the Issuer, 166,668 common shares and 666,672 ten year warrants, exercisable at $1.00 per share at a cost of $166,668.

(d) - (e)  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. Rubin’s employment contract dated as of January 31, 2007 provides for the Reporting Person to be Chief Executive Officer of the Issuer.

Item 7.   Materials to be filed as Exhibits

Employment contract entered into as of January 31, 2007. (Incorporated by reference to Exhibit 10.2 contained in the Registrant’s Form 10-SB filed with the SEC on April 30, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009	By:	/s/ Morry F. Rubin
Morry F. Rubin